Mail Stop 3561

November 15, 2006

Michael H. Cole, Esq.
Vice President, Chief Legal Officer & Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Re: Smithfield Foods, Inc.
Registration Statement on Form S-4
Filed October 19, 2006
File No. 333-138090

Dear Mr. Cole,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

Cover page

1. Please revise to disclose the aggregate amount of securities offered after conversion. Refer to Item 501(b)(2) of Regulation S-K. Similarly revise your summary.

Summary, page 3
General

1. In an appropriate section in the summary, please revise to discuss how Smithfield will finance the cash payment to PSF stockholders.

What PSF stockholders will receive in the merger, page 3

2. Please revise to explain here why Smithfield wants the flexibility of altering the merger consideration, disclose the specified period, and explain how investors can find out which consideration mix they will receive.

3. Also, please provide us with your analysis as to whether a change of the merger consideration would be a material change. If so, please tell us how you plan to disseminate this material change to stockholders.

Interests of certain persons in the merger, page 5

4. We note your discussion beginning on page 40 of ContiGroup's relationships with PSF and Smithfield. Please expand your summary to briefly describe the other related interests of ContiGroup.

5. Revise to disclose the aggregate dollar amount of the benefits mentioned in the third sentence of this section.

Comparative Per Share Data, page 13

6. Reference is made to the unaudited pro forma PSF equivalent per share amounts included in the table. We note that you have defined the PSF equivalent per share amounts as being both calculated by multiplying PSF historical per share amounts by the exchange ratio of .6780 (footnote (3)) and also based upon the unaudited pro forma combined per share amounts multiplied by the exchange ratio. Refer to the last sentence of the first paragraph of the page. In this regard, please revise your footnote to correct this discrepancy as it appears your PSF equivalent per share amounts in the table are and should be calculated based upon the unaudited pro forma combined per share amounts. Refer to Instruction 2 to paragraphs (b)(8), (b)(9) and (b)(10) of Item 14(b) of the Proxy Rules.

7. Revise to disclose Smithfield's net income per share from continuing operations for its most recent fiscal year and subsequent interim period presented. Refer to the requirements outlined in Item 14(b)(10)(iii) of the Proxy Rules. The Unaudited Pro Forma Combined net income per share and Unaudited Pro Forma PSF Equivalent net income per share presented for these periods should also be similarly revised.

Risk Factors, page 15
Obtaining required approvals and satisfying closing conditions, page 15

8. We note your 8-K filed on November 6, 2006. Please revise your risk factor to update for the current status of your required approvals.

Some directors and executive officers of PSF, page 16

9. Please revise to disclose the aggregate dollar amount of the severance payments mentioned in the second-to-last sentence.

The Merger, page 21
Background of the Merger, page 21

10. Please revise your second paragraph to disclose the approximate percentage of ContiGroup's holdings of PSF stock after the June 2006 offering.

11. Please provide us with a copy of all the presentation materials Centerview prepared for the board.

Recommendation of the PSF Board of Directors, Reasons for the Merger, page 25

12. Please revise the second bullet point of this section beginning on page 25 which is too conclusory. Please revise to describe how each of the items mentioned contributed to the board's determination to recommend adoption of the merger agreement.

13. We note your first bullet point of potentially negative factors on page 27. Please consider revising your risk factor section to discuss the risks associated with recent and pending acquisitions by Smithfield.

Conversion of PSF Stock Options, page 39
Vesting of Restricted Stock, page 40

13. We note the disclosure on page 39 indicating that options to acquire shares of PSF common will be converted into options to acquire Smithfield common stock in connection with the merger agreement. We also note from the discussion on page 40 that shares of restricted stock held by the directors and executive officers of PSF will become fully vested and free of all restrictions in connection with the merger. Please tell us and explain in the notes to the pro forma financial information included on pages 67 through 72 of the registration statement, the planned treatment for these options and restricted shares in connection with the merger agreement.

Agreements between PSF and ContiGroup, page 41

14. We note the disclosure on page 41 indicating that the grower agreement with the
ContiGroup will terminate in connection with the merger and as a result, PSF will
have an option to acquire land in Missouri from ContiGroup for $1. We also note
that in connection with the merger and corresponding termination of the grower
agreement, PSF and Smithfield have agreed to exercise the option to acquire the
land upon completion of the merger. Please tell us and explain in the notes to your
pro forma financial information on pages 67 through 72 how Smithfield plans to
value and account for this option. Also, please revise the pro forma balance sheet to
include an adjustment giving effect to the exercise of this option, since it appears to
be directly attributable to the merger transaction and factually supportable. Refer to
the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

The Merger Agreement, page 52
Merger Consideration, page 52

15. Please revise to discuss the factors that Smithfield will consider in determining
whether it will need to adjust the merger consideration in order to list on the NYSE
the Smithfield common stock to be issued in the merger. Please also revise to
explain when you expect this determination will need to be made.

Quik-to-Fix, page 66

16. Please revise to briefly describe the type of business conducted by Quik-to-Fix.

Unaudited Pro Forma Balance Sheet, page 68
Unaudited Pro Forma Statements of Operations, page 69

17. Please revise to present all adjustments to the pro forma balance sheet on a gross
rather than net basis. Each adjustment should be individually self-balancing.

18. Please revise to present separate pro forma adjustments eliminating the historical
stockholders equity of PSF and reflecting the issuance of common shares by
Smithfield as part of the merger consideration. The presentation of a combined
adjustment for these items is confusing and is not considered appropriate. Also,
please explain in your revised footnote disclosure how the adjustments to common
stock and additional paid in capital for shares issued in the merger were calculated
or determined.

19. Please revise your pro forma consolidated income statement to reflect the combined
results of operations only through income from continuing operations. We refer
you to Instruction 1 of Rule 11-02(b)(7) of Regulation S-X, which states that the

historical consolidated income statement used in the pro forma financial information shall not report operations of a segment that has been discontinued, extraordinary items, or the cumulative effects of accounting changes. In this regard, please revise to eliminate your presentation of discontinued operations within the financial statements. Also, please similarly revise your presentation of historical and pro forma basic and diluted per share data such that the amounts are based solely on income from continuing operations. Refer to Rule 11-02(b)(7)of Regulation S-X for further guidance. The disclosure of pro forma financial information on page 12 of the Form S-4 should be similarly revised.

20. Please revise notes (1), (2) and (3) to your pro forma financial statements to disclose all of the significant assumptions that were used to calculate or determine the various pro forma adjustments. For example, please provide a purchase price allocation for the acquisition of PSF by Smithfield which clearly explains how the amount of goodwill recognized was determined. Also, please disclose the periods being used to depreciate or amortize any fair value adjustments to the assets and liabilities acquired to expense. Specifically, disclose the significant assumptions used by management to determine pro forma adjustment for PSF's property, plant and equipment and the expected useful live(s) used to calculate the pro forma adjustment for depreciation expense. Further, disclose how you calculated the pro forma adjustments related to PSF's inventory and interest rate swap and the significant assumptions used by management to determine their fair values.

21. Revise your disclosure in footnote (4) to specifically identify the intangible assets you will likely acquire. Although you have not yet completed your acquisition of PSF and no valuation has been made of PSF's identifiable intangible assets, stating that the total of the excess purchase price over your preliminary estimate of the fair value of PSF's tangible assets has been allocated to goodwill is not considered adequate. You should, at a minimum, identify the tangible and intangible assets likely to be recognized and uncertainties regarding the effects of amortization periods assigned to the assets should be discussed and quantified.

22. Reference is made to footnote (6). Please revise your footnote to include the calculation of the pro forma adjustment related to the deferred tax liability and the significant assumption(s) used to determine the amount (i.e. marginal rate).

23. The reference in footnote (7) to PSF's accumulated other comprehensive gains of $464.1 million appears to be in error as PSF's accumulated other comprehensive income totaled $5.5 million. Please revise to correct this error.

24. Reference is made to footnote (8). Please disclose the assumptions used in the calculation for the pro forma adjustments relating to the estimated increase in depreciation expense due to the fair value adjustment in PSF's property, plant and equipment. Also, please state Smithfield's historical method of allocation for

deprecation expense to cost of sales and selling, general and administrative expenses and explain why you believe such allocation is appropriate for recording the pro forma adjustment for depreciation expense.

25. Reference is made to footnote (10). Please state the effective tax rate for each historical period used on all pro forma adjustments.

26. Please revise to provide footnote disclosures explaining how the adjustments to weighted average basic shares and weighted average diluted shares were calculated or determined. In lieu of such disclosure, you may revise to provide separate adjustments showing the elimination of PSF's outstanding shares and the issuance of Smithfield's shares for a portion of the merger consideration.

27. We note from the disclosures on page 41 that certain agreements between PSF and ContiGroup will terminate in connection with the merger agreement. As the termination of these agreements will have a continuing impact on the Company's results of operations and appears to be directly attributable to the merger transaction, please revise the pro forma statements of operations to give effect to the termination of these agreements. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

28. Also, to the extent that any compensation arrangements with the Company's officers and directors will be changed or modified as a result of the merger through the execution of new employment agreements, please revise the pro forma statements of operations to include adjustments giving effect to the revised compensation arrangements.

Annex C

29. Please refer to the third full paragraph. Please revise to delete the word "solely" in the first sentence. It is inappropriate to limit the letter for the benefit and use of the Board of Directors and the registration statement.

30. Also, it is inappropriate to limit the reference or reproduction of your letter. Please revise.

Exhibit 99.2

31. Please revise proposal one to delete the phrase "as it may be amended from time to time."

Annual Report on Form 10-K for the year ended April 30, 2006

Notes to Consolidated Financial Statements
Note 3. Acquisitions, Dispositions and Facility Closures

32. In future filings, please revise the disclosures regarding your acquisition transactions to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Note 6. Accrued Expenses and Other Accrued Liabilities

33. Please revise the notes to your financial statements in future filings to provide separate disclosure regarding the nature and amounts of any other current liabilities that exceed 5% of the Company's total current liabilities as of the balance sheet dates presented in your financial statements. Refer to the requirements outlined in Rule 5-02(20) of Regulation S-X.

Note 13. Reporting Segments

34. Please revise the notes to your financial statements in future filings to include a reconciliation of "consolidated operating profit" to the Company's consolidated income from continuing operations before income taxes for each period presented. Refer to the disclosure requirements outlined in paragraph 32b of SFAS No.131. The notes to the interim financial statements included in your Quarterly Report on Form 10-Q should be similarly revised.

35. Please tell us and indicate in the notes to your financial statements in future filings the amounts of the "other goodwill adjustments" reflected in the analysis of changes in the carrying amount of goodwill that represent purchase price adjustments. Also, please tell us the acquisitions to which any purchase price adjustments relate and explain the nature of the facts and circumstances that resulted in any purchase price adjustments.

Quarterly Report on Form 10-Q for the Quarter ended July 30, 2006
Note 4. Discontinued Operations

36. We note the disclosure indicating the Company recorded an after-tax write-down on the assets of Quick-to-fix totaling $10.4 million, net of tax of $5.9 million, in anticipation of the sale of this business. Please tell us in further detail why a write-down of the assets of this business was not required until the first quarter of fiscal 2007. As part of your response, please explain in detail how you evaluated the assets of this business for impairment during 2006 and explain why no impairment

charge was required. We may have further comment upon receipt of your response.

Other

37. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

38. Provide a currently dated consent from the independent public accountants in the amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Robert E. Spatt, Esq.
        Simpson Thacher & Bartlett LLP
        via facsimile: (212) 455-2502